Kenneth J. Rollins +1 858 550 6136 krollins@cooley.com

October 2, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	Synthorx, Inc.

Draft Registration Statement on Form S-1

Submitted August 31, 2018

CIK No. 0001609727

Dear Ms. Sarmento:

On behalf of Synthorx, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 27, 2018 (the “Comment Letter”), relating to the above referenced confidential draft Registration Statement on Form S-1 (the “DRS”).

In response to the Comments set forth in the Comment Letter, the Company has revised the DRS and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the responses set forth in this letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your disclosure in this section and throughout the prospectus regarding your “first-of-its kind” platform technology designated to create “best-in-class” biologics. Please delete these references. If your intention is to convey your belief that your platform or your product candidate utilizes a novel technology or approach, you may discuss how your technology differs from technology used by competitors or that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that your technology or your product candidate have been proven effective or that your product candidate will receive regulatory approval.

Cooley LLP  4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

October 2, 2018

Page Two

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 4, 71, 83 and 85 of the Amended DRS to remove references to “best in class” biologics. However, the Company respectfully advises the Staff that because the Company’s Expanded Genetic Alphabet platform technology is the first of its kind and the Company has exclusive worldwide rights to the patent rights, know-how and biological materials that form the basis of this platform technology, as further because described in the Amended DRS, the Company believes that the reference to “first-of-its-kind” is appropriately included in the Amended DRS.

2.

Please revise your chart on page 2 and in your business section to reflect the current status for each of your programs. For example, please indicate that THOR-707 has not yet completed preclinical trials, that IL-2 for autoimmune is in the discovery stage, and that none of your programs, except for THOR-707, have completed the discovery stage. Please also remove the heading “Our Pipeline” on page 82 as this chart reflects early-stage discovery programs where you have not yet identified a product candidate and therefore it does not show a pipeline of product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the charts on pages 2 and 84 of the Amended DRS and has revised page 84 of the Amended DRS.

3.

We note that your chart on page 2 does not identify specific indications for any of your current programs, aside from broadly referencing immuno-oncology or autoimmune conditions. Please tell us when you intend to specify particular indications, including whether you will need to specify such indication(s) in your anticipated IND filing for THOR-707, and, if so, which indication(s) you intend to pursue. Please also add narrative disclosure in the summary indicating the types of cancers and autoimmune indications you intend to target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 4 of the Amended DRS. The Company respectfully advises the Staff that the Company will need to state a general solid tumor indication in its anticipated initial IND filing for THOR-707. The Company intends to subsequently specify particular indications for THOR-707 after its initial clinical trials in humans. Currently, the Company anticipates that the indications that it will pursue for THOR-707 are renal cell carcinoma, melanoma, non-small cell lung cancer and urothelial cancer. The Company similarly intends to identify specific indications for its other programs, namely IL-2 AI, IL-10 and IL-15, based on the results of its initial clinical trials in humans for those programs.

4.

Please define the following terms when first used so that a lay person may understand their meaning: increased therapeutic index, site-specific biconjugation with moieties, pegylated, IL-2 therapies, monodispersity, and prodrug approach.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 3, 86 and 89 of the Amended DRS.

Our IL-2 Synthorin (THOR-707), page 2

5.

We note your statements that you have designed THOR-707 “without the toxicities associated with other IL-2 therapies approved and in development,” and that THOR-707 will be a “more effective” therapeutic. Similarly, we note your statement on page 94 that THOR-707 has an improved safety and PK/PD profile as compared to aldesleukin. Findings of safety and efficacy are determinations that are solely within the authority of the FDA and are assessed throughout all clinical trial phases. Please delete these statements and any other similar statements that draw conclusions as to the safety or efficacy of THOR-707.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

October 2, 2018

Page Three

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 71, 83, 89, 92, 96 and 99 of the Amended DRS to include qualifying statements in instances where such qualifying language was not already included indicating that such statements regarding the potential efficacy, toxicity or safety of THOR-707 are expressions of the Company’s beliefs or expectations, which beliefs and expectations have been formed based on the design of THOR-707 or the results of the Company’s preclinical studies.

Implications of Being an Emerging Growth Company, page 5

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, although it has presented at certain meetings with potential investors in reliance of Section 5(d) of the Securities Act a slide presentation, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff with copies of this slide presentation under separate cover contemporaneously herewith.

Use of Proceeds, page 62

7.

Please revise your disclosure to indicate the amount of proceeds that you intend to allocate to each of your IL-2 Synthorins and your other development programs. In addition, please revise to make clear that proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization and disclose the sources of other funds needed to reach regulatory approval and commercialization. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has added disclosure on page 62 of the Amended DRS to indicate the amount of proceeds that it intends to allocate to each of its IL-2 Synthorins and other development programs and to better address the uncertainty regarding predicting development costs and the expectation that additional funding will be required for the Company’s programs to reach regulatory approval and commercialization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-based Compensation, page 77

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide information with respect to recent valuations of its common stock and explain the reasons for any differences between such valuations and the estimated offering price once an estimated offering price or range has been determined and prior to the circulation of a preliminary prospectus.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

October 2, 2018

Page Four

Business

Clinical Development Plan for THOR-707, page 94

9.

We note your disclosure that an MTD will be defined for the initial 21 days of THOR-707 treatment using a conventional oncology 3+3 design. Please explain what the conventional oncology 3+3 design is and define what MTD means in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 96 of the Amended DRS.

IL-2 IO: Other Pegylated Molecules, page 98

10.	We note your disclosure that Nektar has reported both partial and complete RECIST responses. Please disclose what RECIST is in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 101 of the Amended DRS.

License Agreement with TSRI, page 99

11.

We note your disclosure that your royalty obligations as to each product will terminate on a country-by-country basis upon the expiration of the last-to-expire of the licensed patent claims that cover the Licensed Products. Please disclose when the last-to-expire patent is currently scheduled to expire.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 101 of the Amended DRS.

Executive Officers, page 118

12.

Please disclose when Dr. Shawver became the CEO of Cleave Biosciences, Inc. Also, please revise to clarify the percentage of time Dr. Shawver spends on your business, and if time spent on other businesses is not immaterial, please expand your risk factor discussion to disclose this obligation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 120 of the Amended DRS. The Company also respectfully advises the Staff that the time Dr. Shawver spends on other businesses is immaterial.

General

13.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

October 2, 2018

Page Five

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use, if any.

*         *         *

The Company respectfully requests the Staff’s assistance in completing the review of the Amended DRS as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6136 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Kenneth J. Rollins
Kenneth J. Rollins
Cooley LLP

cc:	Laura K. Shawver, Ph.D., Synthorx, Inc.

James C. Pennington, Esq., Cooley LLP

Matthew T. Bush, Esq., Latham & Watkins LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com